PAYROLL4FREE.COM, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 24, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Payroll4Free.com LLC
Beachwood, OH

We have reviewed the accompanying balance sheet of Payroll4Free.com LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PAYROLL4FREE.COM, LLC
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

CURRENT ASSETS		2016		2015
Cash	$	144,161	$	77,210
Accounts Receivable		657		-
TOTAL CURRENT ASSETS		144,818		77,210
TOTAL ASSETS	$	144,818	$	77,210

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		2016		2015
Client Impounded Payroll		144,179		55,052
Sales Tax Payable		627		-
TOTAL CURRENT LIABILITIES		144,806		55,052
NON-CURRENT LIABILITIES				
Note Payable, Related Party		1,622,253		1,471,821
TOTAL LIABILITIES		1,767,059		1,526,873
MEMBERS' EQUITY				
Contributed Capital		100,000		100,000
Retained Earnings (Deficit)		(1,722,241)		(1,549,664)
TOTAL MEMBERS' EQUITY		(1,622,241)		(1,449,664)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	144,818	$	77,210

PAYROLL4FREE.COM, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales	$ 71,803	$ 1,302
Gross Profit	71,803	1,302
Operating Expense		
Employee Salaries	110,492	342,587
Contract Services	49,249	167,364
Advertising & Marketing	48,083	83,467
General & Administrative	26,339	36,007
Rent	5,542	15,115
Employee Benefits	4,675	45,600
	244,380	690,140
Net Income from Operations	(172,577)	(688,838)
Net Income	$ (172,577)	$ (688,838)

PAYROLL4FREE.COM, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016		2015
Cash Flows From Operating Activities			
Net Income (Loss) For The Period	$ (172,577)	$	(688,838)
Change in Receivables	(657)		-
Change in Client Impounded Payroll	89,127		(42,691)
Change in Sales Tax Payable	627		-
Net Cash Flows From Operating Activities	(83,480)		(731,529)
Cash Flows From Financing Activities			
Note Payable, Related Party	150,432		667,159
Net Cash Flows From Financing Activities	150,432		667,159
Cash at Beginning of Period	77,210		141,580
Net Increase (Decrease) In Cash	66,952		(64,370)
Cash at End of Period	$ 144,161	$	77,210

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, LLC ("the Company") was formed in 2013 as an Ohio LLC by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. Galaxy's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded the Galaxy payroll system to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 25 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company's policy is to collect most fees via ACH directly from client bank accounts at the start of the service period. Fees for companies that exceed 25 employees in a given month are charged at the start of the following month. Management's experience with the Company's customer base suggests that losses on account are likely to be rare. Therefore, no amount has been recognized in the financial statements to account for anticipated losses on accounts receivable.

Revenue

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days' notice.

Advertising Costs

The Company expenses direct advertising costs as incurred. Advertising expenses were $48,083 and $84,442 for the years ended December 31, 2016 and 2015, respectively.

Software Development Costs

The Company expenses costs of adding new technology to allow the product to function on a payroll service level, including aggregating client information for bulk tax filing, bulk ACH processing, and automatic onboarding of new clients.

Rent

The Company occupies office space under an agreement with Galaxy Hosted Software, LLC, a related company that shares common management with Payroll4Free.com, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity under most circumstances. All items of income and expense are allocated to the members of the Company and reported on their individual tax filings. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax information filing requirements in the State of Ohio. The Company's Ohio tax filings for tax year 2015 and 2016 will be subject to review by that State until the expiration of the statutory period in 2019 and 2020, respectively.

NOTE C- NOTE PAYABLE, RELATED PARTY

The financial statements include a non-interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. This payable is $1,622,253 and $1,471,821 for the years ended December 31, 2016 and 2015, respectively. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 24, 2017, the date that the financial statements were available to be issued.